FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:      "Syngenta and Makhteshim Agan supply agreement"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, November 19, 2009

Syngenta and Makhteshim Agan supply agreement

•	Syngenta to supply Makhteshim Agan with azoxystrobin

•	Capacity expansion responding to growth in demand

•	Leveraging low cost production

Syngenta and Makhteshim Agan today announced a long term agreement under which Syngenta will supply Makhteshim Agan with its fungicide azoxystrobin. The agreement will offer growers a wider choice of solutions through the distribution channels of both companies.

Syngenta will continue to expand the sales of its azoxystrobin based fungicide solutions while Makhteshim Agan will develop and commercialize its own range of products based on azoxystrobin, mainly in mixtures with its existing fungicide portfolio.

“Azoxystrobin plays a critical role in responding to growing food demand by increasing the yield and quality of grain, vegetable and fruit crops around the world,” said John Atkin, Syngenta Chief Operating Officer Crop Protection. “Last year we announced a capacity expansion program for azoxystrobin anticipating further growth in our unique fungicide solutions and also potential demand from third parties. The outlook for the development of our own portfolio is strong and this agreement will enable us further to leverage our outstanding low cost production.”

The active ingredient azoxystrobin, developed by Syngenta, is the world's best selling fungicide. Azoxystrobin, which belongs to the strobilurin chemical group, has a broad spectrum of fungicidal activity and is now registered for use on approximately 120 different crops in some 100 countries.

Financial terms of the agreement have not been disclosed.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Syngenta – November 19, 2009 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 19, 2009 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	November 19, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes